Exhibit 4.8

CREDIT SUISSE (Switzerland) Ltd. Paradeplatz 8 8001 Zürich

Agreement (Collateral Agreement)

between

Eldista GmbH
rue des Pierres-du-Niton 17, c/o INTEREXPERTS SA
1207 Genève

(hereinafter referred to as the Provider(s) of Collateral)

and Credit Suisse (Switzerland) Ltd. (hereinafter referred to as the Bank).

1. The Bank holds or acquires creditors’ rights to the bearer, registered, and paperless mortgage notes or bearer bonds with mortgage assignment (hereinafter referred to as mortgage notes) directly or through a trustee. The Bank is authorized to transfer existing mortgage notes either individually or collectively to a trustee, or to request, if mortgage notes are to be newly established, that they be established directly in favor of the trustee. The trustee holds the mortgage notes in its own name but on behalf of the Bank. The Bank may exercise all rights granted to it on the basis of the present agreement either on its own or by way of the trustee.

- CHF 81’666’000.00 first ranking bearer mortgage note, dated 18.05.2007 no prior ranking,
- CHF 41’959’000.00 third ranking bearer mortgage note, dated 18.05.2007 prior ranking CHF 82’523’922.00

on business premises “CTN”, Ch. des Aulx 8 - 18, 1228 Plan-les-Ouates, land register Plan-les-Ouates, land register folio 11095

Important Note regarding the Appointment of a Trustee:

The significance of the appointment of a trustee is explained in the “Information Brochure on Mortgage-Backed Credits (Mortgages)” (hereinafter referred to as the Information Brochure). The Information Brochure can also be found online at (credit-suisse.com/legalnotes).

The signatory or signatories of this agreement (Collateral Agreement) confirm(s) that the Bank’s Information Brochure has been received, read, understood, and accepted.

2. The claims for capital payment from the mortgage notes provide the Bank with security for all claims against as individual debtor(s) and/or joint debtor(s) (hereinafter referred to as the Borrower) arising from any agreements or contracts already concluded or to be entered into in the future within the context of business relationships, as well as for all costs connected with such claims and their interest, as well as the commissions, charges, fees, costs, other debits, and early repayment penalties, etc. These claims for capital payment under the mortgage note also provide collateral for any right of the Bank to be indemnified and held harmless, especially when claims are asserted against it by third parties (including issuers, liquidators, legal administrators, bankruptcy administrators, institutions, and government authorities) in connection with transactions conducted or assets held on behalf of the Client (herein-after referred to as secured claims). In contrast, the interest on the mortgage note claims provides the Bank with security for all interest on the secured claims.

Eldista GmbH, rue des Pierres-du-Niton 17, c/o INTEREXPERTS SA, 1207 Genève

To be completed by the Bank	Signature checked: Date, signature and stamp

161849

Client No. (CIF) _0251-1732456-0

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3. In the event of multiple secured claims against one or several Borrowers, the Bank shall determine to which of these claims the mortgage notes or their realization proceeds are to be allocated.

4. The Provider(s) of Collateral hereby explicitly acknowledge(s) his/her/their personal (joint, in the event of several Providers of Collateral) financial liability arising from the mortgage notes assigned to the Bank amounting to the sum of the claims for capital payment, in addition to the current and three-year accrued interest. This acknowledgement of debt is valid irrespective of any stipulations the mortgage deeds (if any). If the Provider(s) of Collateral is/are not the mortgage note debtor(s), he/she/they hereby declare joint and several liability for the debt to the extent detailed above.

The Bank may enforce the mortgage note claims instead of the secured claims. The Bank is also entitled to enforce the secured claims prior to and independently of the mortgage note claims.

5. Should the Borrower default on at least one of the secured claims, the Bank is entitled to call in the mortgage notes with a period of notice of three months to the end of a month. Insofar as the Borrower(s) default(s) on the payment of interest or amortization, the Bank is entitled to call in the payment with immediate effect. This shall apply irrespective of any stipulations in the mortgage deeds (if any).

6. In the event that a mortgage note is increased or converted into another type of mortgage note, this Agreement shall also apply.

7. The interest rate of the mortgage note claims is stipulated to be 5%; should a higher interest or maximum interest rate have been determined for a mortgage note, this shall be regarded as the interest rate of the mortgage note claim.

8. If, on transfer of the pledged property, the new owner acquires both the mortgage note debt(s) and the secured debt(s), the Bank is entitled to transfer this agreement with all associated rights and obligations to the new owner.

9. As soon as the Bank is no longer in possession of any secured claim(s) against the Borrower, the Bank is obliged to transfer the mortgage notes back to the assignor(s) or to have them transferred by the trustee. Should a third party who has provided personal or tangible security (e.g. surety bond, third-party pledge) satisfy the Bank’s claims, the Bank shall be entitled to transfer the mortgage notes to this third party.

10. The Bank is authorised to transfer or assign all or part of the rights and obligations arising from this security agreement to a third party in Switzerland or abroad for the purposes of securitisation or outsourcing the claims for which security has been provided, for example. The right to further transfer the relationship or to transfer it back to the Bank is reserved.

The Bank may make information associated with the security agreement available to such a third party and other involved parties, such as rating agencies or trust companies, at any time; these parties shall be obliged to keep such information confidential. The Provider(s) of Collateral expressly declare(s) his/her/their agreement with the procedure described above.

Important Note regarding Transferability:

The significance of the provisions relating to transferability, and the impact on bank client confidentiality and data protection are explained in the Information Brochure. The Information Brochure can also be found online at (credit-suisse.com/legalnotes).

The signatory or signatories of this agreement (Collateral Agreement) confirm(s) that the Bank’s Information Brochure has been received, read, understood, and accepted.

To be completed by the Bank
161849 Client No. (CIF) 0251-1732456-0

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11. The place of performance is the location specified in the Bank’s address. For Providers of Collateral whose current or future domicile is outside Switzerland, the place of performance is also the place of enforcement (special domicile pursuant to Art. 50 para. 2 of the Federal Law on Debt Enforcement and Bankruptcy).

This agreement is governed by Swiss law, to the exclusion of the conflict of laws provisions of Swiss private inter-national law.

The exclusive place of jurisdiction for all legal proceedings is Zurich or the place of business of the Swiss branch of the Bank with which the contractual relationship exists, or the respondent’s registered office or place of domicile, or the location of the concerned property(ies). Mandatory places of jurisdiction prescribed by law remain reserved.

Place, date	The Provider(s) of Collateral

For CREDIT SUISSE (Switzerland) Ltd.

Place, date

Zürich, January 8, 2020

To be completed by the Bank
161849 Client No. (CIF) 0251-1732456-0

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